Exhibit 99.1

News Release

Orla Mining Provides Update on Pit Wall Event at Camino Rojo

Action plan in place to resume in-pit access, annual guidance updated

VANCOUVER, BC, Aug. 5, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is providing a status update on the recent pit wall event that occurred at its Camino Rojo Oxide Mine in Zacatecas, Mexico.

Summary Detail

•	Pit wall event: Camino Rojo experienced an uncontrolled material movement on the north wall on July 23rd resulting in no injuries or equipment damage.
•	Assessment: A geotechnical assessment, supported by third party consultants, has been ongoing which has informed an action plan and safe restart of mining.
•	North wall stabilization: A 50-80 metre pushback of the north wall is planned, with a redesigned slope and continuous monitoring to ensure safe operating conditions. Approximately 9.0 Mt of predominantly oxidized material (1:0.9 strip ratio, 0.74 g/t au) is expected to be removed and then crushed and stacked on the heap leach from the north wall.
•	No material was lost or sterilized in the pit wall event but rather the update to 2025 guidance is attributed to a deferral of production at Camino Rojo due to grade and recovery mix.

"While the north wall event at Camino Rojo was a temporary setback, it has reinforced the importance of our pit wall monitoring, technical planning, risk management, and operational discipline. The team onsite acted quickly before the event to ensure safety. Following the event, our broader team, supported by expert consultants, rapidly implemented a comprehensive action plan that prioritizes safety, reinforces slope stability, and allows for continued operations in Mexico, important for all stakeholders."

- Jason Simpson, President and Chief Executive Officer of Orla

Pit Wall Event Context

As reported on July 23, 2025, and updated on July 24, 2025, Camino Rojo experienced an uncontrolled material movement along the temporary north wall of the open pit. Importantly, there were no injuries, equipment damage, or environmental impacts resulting from the event. Ramp access to the pit remained intact; however, open pit mining operations were temporarily suspended while the Company undertook a geotechnical assessment to support a safe action plan and restart of in-pit mining activities.

Geotechnical Assessment

Orla, with support from external consultants, has been conducting a comprehensive geotechnical assessment of the pit wall event to determine its root cause, to assess the stability of the surrounding area, and to establish an action plan. Findings have informed the action plan and updates to standard operating procedures within the pit to ensure safety. The material movement was bounded by two faults acting as release features from increased pore pressure due to rainfall and the steepness of the interwall angle.

Action Plan and Open Pit Mining Restart

The current action plan includes mining from surface downwards to push-back and stabilize of the entire north wall to re-establish safe working conditions on the north side of the pit. The north wall will be re-established at a lower overall slope at single 10 metre benches based on a design that reduces the risk of over toppling. Continuous monitoring of the north wall will be undertaken with the slope stability radar, already in place, by the operational team and supported by external experts. Additionally, Trigger Action Response Plans (TARPs) will be strengthened to provide additional safety measures while the work is being completed.

The material removed from the north wall section of the pit is predominantly oxidized, with an ore-to-waste strip ratio of 1:0.9 and an anticipated average gold grade of 0.74 g/t. This ore material will be crushed and stacked on the heap leach over the coming months. The current expectation is to push back approximately 50-80 metres from the edge of the existing pit wall, which is anticipated to result in the removal of approximately 9.0 million tonnes which will be crushed and stacked on the heap leach.

Guidance Update

Since the pit wall event on July 23, Camino Rojo has continued to crush and stack stockpiled material at a rate of approximately 20,000 tonnes per day (in addition to 20,000 tonnes per day being truck stacked), to mitigate the short-term impact on production. Based on the current action plan and Camino Rojo's updated pit sequencing, Orla's annual production, cash costs, and all-in sustaining cost ("AISC") guidance has been updated and is shown below.

Consolidated		Initial Guidance	Revised Guidance
Gold Production
Camino Rojo		110 - 120	95 - 105
Musselwhite		170 - 180	170 - 180
Total Gold Production	Koz	280 - 300	265 - 285

Total Cash Cost[1] (net of by-product)
Camino Rojo		$625 - $725	$800 - $900
Musselwhite - April to December		$1,000 - $1,200	$1,000 - $1,200
Total Cash Cost (Net of by-product)[1]	$/oz sold	$850 - $1,050	$900 - $1,100

AISC[1] - Consolidated
Camino Rojo		$700 - $800	$850 - $950
Musselwhite - April to December		$1,550 - $1,750	$1,550 - $1,750
AISC[1]	$/oz sold	$1,300 - $1,500	$1,350 - $1,550
[1] Cash cost and AISC include 9 months of production and costs from Musselwhite, and full year from Camino Rojo and Corporate G&A (inclusive of share-based compensation). Cash costs and AISC are non-GAAP measures. Please refer to the Non-GAAP section of this news release for further detail.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 - Standards of Disclosure for Mineral Projects.

NON-GAAP MEASURES

We have included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP").  These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers.  Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

CASH COST AND ALL-IN SUSTAINING COST

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold.  All-in Sustaining Cost is intended to reflect all the expenditures that are required to produce an ounce of gold from operations.  While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the impact of the pit wall event on the Company's operations; the Company's estimates of material to be removed from the north wall of the pit, including the strip ratio, expected grade, the stacking of such material on the heap leach over the coming months, tonnage, and the extent of the pushback; the Company's revised 2025 guidance, including production and AISC; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the impact of the pit wall event on the Company's operations at Camino Rojo and the Company's ability to remediate the same; the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 05-AUG-25